Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our report dated November 28, 2007 with respect to the consolidated balance sheets of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2007 and 2006 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two year period ended October 31, 2007 and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2007 which appear in the Bank's 2007 Annual Report to Shareholders.

Our audits also included the reconciliation of Canadian and U.S. Generally Accepted Accounting Principles as at October 31, 2007 and 2006 and for each of the years then ended in the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles listed in Exhibit 99.4.  This exhibit is the responsibility of the Bank’s management.  Our responsibility is to express an opinion based on our audits.  In our opinion, the information in the exhibit referred to above as at and for each of the years ended October 31, 2007 and 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also consent to the incorporation by reference of our reports dated November 28, 2007 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-10 No. 333-140393),
2)	Registration Statement (Form F-3 No. 333-83232),
3)	Registration Statement (Form F-3 No. 333-124651),
4)	Registration Statement (Form S-8 No. 333-06598),
5)	Registration Statement (Form S-8 No. 333-12948),
6)	Registration Statement (Form S-8 No. 333-101026),
7)	Registration Statement (Form S-8 No. 333-116159),
8)	Registration Statement (Form S-8 No. 333-120815), and
9)	Registration Statement (Form S-8 No. 333-142253);

and in the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

/s/ Ernst & Young LLP
Chartered Accountants Licensed Public Accountants

Toronto, Canada
November 28, 2007